UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC File Number
                                    000-23413

                                  CUSIP Number
                                   458738 101

                                   (Check one)

            [X] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB [_] Form N-SAR

                       For Period Ended: December 31, 2002

               [_] Transition Report on Form 10-K and Form 10-KSB

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

               [_] Transition Report on Form 10-Q and Form 10-QSB

                       [_] Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full Name of Registrant: Interleukin Genetics, Inc.

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number): 135 Beaver
Street

     City, State and Zip Code: Waltham, MA 02452

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III NARRATIVE

          State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant could not file its Annual Report on Form 10-K for the twelve months ended December 31, 2002 within the prescribed time period without unreasonable effort or expense because four out of the five members of the Registrant's Board of Directors joined the Board on March 24, 2003. Three of the new members of the Registrant's Board of Directors compose the Audit Committee of the Board of Directors. Accordingly, management and the new Audit Committee need additional time to complete their review of the Registrant's financial results for the twelve months ended December 31, 2002 and to discuss those results with the Registrant's independent auditors before finalizing and filing the Registrant's Annual Report on Form 10-K.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification


          Fenel M. Eloi   (781) 398-0700
          -------------------------------------
          (Name) (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X] Yes [_] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

          [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A which is incorporated herein by reference.

                           Interleukin Genetics, Inc.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31. 2003        By: /s/ Fenel M. Eloi
                               -------------------
                            Name: Fenel M. Eloi
                            Title: Chief Financial Officer, Secretary
                                   And Treasurer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  ATTACHMENT A
                                       TO
                                   FORM 12b-25
                                       FOR
                           INTERLEUKIN GENETICS, INC.

PART IV - OTHER INFORMATION

Item (3) - Change in Results of Operations.

     The Registrant currently anticipates that the audited financial statements to be included in its Annual Report on Form 10-K for the twelve-month period ended December 31, 2002 will reflect that:


     -- The Registrant generated total revenues of $289,908 for the year ended December 31, 2002 as compared to total revenues of $202,942 for the year ended December 31, 2001, a $86,966, or 43%, increase in total revenues. The totals for 2002 include the receipt of a $250,000 option fee from Pyxis Innovations, Inc. Excluding this one-time fee, revenue declined $163,304 or 80%. In the year ended December 31, 2002, the Company recorded revenue based upon 1,704 PST tests processed compared to 4,012 PST tests processed during the year ended December 31, 2001.

     -- The Registrant's research and development expenses for the year ended December 31, 2002 increased by $395,863, or 15%, to $3,082,484, compared to $2,686,621 for the year ended December 31, 2001, primarily due to increases in personnel costs associated with an increased number of ongoing clinical projects, the staffing of a new research laboratory and the cost of supplying the laboratory;

     -- The Registrant's selling, general and administrative expenses for the year ended December 31, 2002 increased by $89,040, or 4%, to $2,333,314 compared to $2,244,474 for the same period in 2001, primarily due to an increase in legal expenses, rent and expenses related to our business development effort. These increases were partially offset by decreases in travel, consulting and reductions in administrative, sales and marketing expense related to the sale and distribution of PST.

     -- The Registrant's interest income for year ended December 31, 2002 decreased to $26,784, compared to $263,435 for the year ended December 31, 2001 primarily due to the decrease in funds available for investment; and

     -- The Registrant realized a net loss of $5,306,199, or $0.24 per share, for 2002 as compared to a net loss of $4,522,706, or $0.21 per share, for the year ended December 31, 2001.